# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAPA JOHN'S INTERNATIONAL, INC., CIK 0000901491
CUSIP: 698813102
Title of class of securities: Common stock, par value $0.01 per share (the "Shares")
Address of issuer's principal executive offices: 2002 Papa John's Boulevard, Louisville, Kentucky (KY), 40299
Date of event which requires filing of this statement: 01/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-005735
Filed by CIK 0001721695

## Reporting persons
- Citadel Securities GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 885,105; sole dispositive power 0; shared dispositive power 885,105; aggregate amount beneficially owned 885,105 (2.7% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 32,641,623 Shares outstanding as of November 1, 2024 (according to the issuer's Form 10-Q as filed with the Securities and Exchange Commission on November 7, 2024). Except as described in the preceding sentence, all Shares for the holdings of the reporting persons reported in this Schedule 13G are as of the opening of the market on January 23, 2025.
  
  This amendment is identical to the initial Schedule 13G filed on January 23, 2025, with the exception of the addition of the Joint Filing Agreement attached hereto as Exhibit 99.1.
- Citadel Securities LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 598,125; sole dispositive power 0; shared dispositive power 598,125; aggregate amount beneficially owned 598,125 (1.8% of the class)
- Citadel Securities Group LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 885,105; sole dispositive power 0; shared dispositive power 885,105; aggregate amount beneficially owned 885,105 (2.7% of the class)
- Citadel Advisors LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 48; sole dispositive power 0; shared dispositive power 48; aggregate amount beneficially owned 48 (0% of the class)
- Citadel Advisors Holdings LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 48; sole dispositive power 0; shared dispositive power 48; aggregate amount beneficially owned 48 (0% of the class)
- Citadel GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 48; sole dispositive power 0; shared dispositive power 48; aggregate amount beneficially owned 48 (0% of the class)
- Kenneth Griffin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 885,153; sole dispositive power 0; shared dispositive power 885,153; aggregate amount beneficially owned 885,153 (2.7% of the class)

## Item 1. Issuer
Name of issuer: PAPA JOHN'S INTERNATIONAL, INC.
Address of issuer's principal executive offices: 2002 Papa John's Boulevard, Louisville, KY, 40299

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Citadel Securities GP LLC ("CSGP"), Citadel Securities LLC ("Citadel Securities"), Citadel Securities Group LP ("CALC4"), Citadel Advisors LLC ("Citadel Advisors"), Citadel Advisors Holdings LP ("CAH"), Citadel GP LLC ("CGP"), and Mr. Kenneth Griffin (collectively with CSGP, Citadel Securities, CALC4, Citadel Advisors, CAH, and CGP, the "Reporting Persons") with respect to the Shares of the above-named issuer owned by Citadel Securities, Citadel Securities Principal Strategies LLC, a Delaware limited liability company ("CSP"), and Citadel Clearing LLC, a Delaware limited liability company ("CCLC"). Such owned Shares may include other instruments exercisable for or convertible into Shares.

CALC4 is the non-member manager of Citadel Securities and CSP. CSGP is the general partner of CALC4. Citadel Advisors is the portfolio manager for CLP Holdings Six LLC, a Delaware limited liability company ("CLP6"). CAH is the sole member of Citadel Advisors. CLP6 is the portfolio manager for CCLC. CGP is the general partner of CAH. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, Florida 33131.
Citizenship: Each of CSGP, Citadel Securities, Citadel Advisors, and CGP is organized as a limited liability company under the laws of the State of Delaware. Each of CALC4 and CAH is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Citadel Securities LLC may be deemed to beneficially own 598,125 Shares.
2. Each of Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own 885,105 Shares.
3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own 48 Shares
4. Mr. Griffin may be deemed to beneficially own 885,153 Shares.
Percent of class:
1. The number of Shares that Citadel Securities LLC may be deemed to beneficially own constitutes 1.8% of the Shares outstanding.
2. The number of Shares that each of Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own constitutes 2.7% of the Shares outstanding.
3. The number of Shares that each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own constitutes 0.0% of the Shares outstanding.
4. The number of Shares that Mr. Griffin may be deemed to beneficially own constitutes 2.7% of the Shares outstanding.
Sole power to vote or to direct the vote:
1. Citadel Securities LLC: 0
2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 0
3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0
4. Mr. Griffin: 0
Shared power to vote or to direct the vote:
1. Citadel Securities LLC: 598,125
2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 885,105
3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 48
4. Mr. Griffin: 885,153
Sole power to dispose or to direct the disposition:
1. Citadel Securities LLC: 0
2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 0
3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0
4. Mr. Griffin: 0
Shared power to dispose or to direct the disposition:
1. Citadel Securities LLC: 598,125
2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 885,105
3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 48
4. Mr. Griffin: 885,153

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Citadel Securities GP LLC: /s/ Guy Miller, Guy Miller, Authorized Signatory (02/14/2025)
- Citadel Securities LLC: /s/ Guy Miller, Guy Miller, Authorized Signatory (02/14/2025)
- Citadel Securities Group LP: /s/ Guy Miller, Guy Miller, Authorized Signatory (02/14/2025)
- Citadel Advisors LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (02/14/2025)
- Citadel Advisors Holdings LP: /s/ Seth Levy, Seth Levy, Authorized Signatory (02/14/2025)
- Citadel GP LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (02/14/2025)
- Kenneth Griffin: /s/ Seth Levy, Seth Levy, attorney-in-fact* (02/14/2025)
Comment: * Seth Levy is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for Allakos Inc. on October 13, 2023.